Exhibit 4.13

Consulting Agreement

between

Lyndon E. Mansfield, MD and Cobalis Corp.

This Agreement made this 8th day of November 2005, by and between Cobalis Corp., a Nevada corporation (CLSC) (hereinafter “Company”), located at 2445 McCabe Way, Ste. 150, Irvine CA 92614, and Lyndon E. Mansfield, MD (hereinafter “Consultant”) of 1901 Arizona, El Paso, TX, 79902.

NOW, THEREFORE, in consideration of the foregoing premises, terms, covenants, and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

RECITALS

A. Company is a pharmaceutical company engaged in the business of researching, developing medications for allergic (atopic) diseases such as seasonal allergic rhinitis, asthma, migraine, and dermatitis.

B. Company desires to have services and responsibilities (hereinafter “Responsibilities”) provided by Consultant.

C. Consultant is a medical doctor, board certified in allergy/immunology, who has extensive knowledge of allergic disease, clinical research, FDA, and pharmaceutical industry.

D. Consultant is willing to provide medical expertise in the capacity of Medical Advisor to the Company and to perform the following Responsibilities, on average about 4-5 working days per month.

Therefore, the parties agree as follows:

1. DESCRIPTION OF SERVICES AND RESPONSIBILITIES.
Dr. Mansfield’s Responsibilities include, but are not limited to:
Development of protocols to be submitted to FDA.
Developing an investigator’s manual for the phase 3 study.
Reviewing the offers of CRO to provide support, to search out and /or develop methods which can decrease the costs of performing the monitoring and data capture.
Reviewing and developing the methods for the NDA- IND submission for approval.
Finding cost effective ways to complete studies.
Designing phase 4 studies to expand the indications
Serving as the scientific and clinical voice for the team.
Serving as scientific and clinical spokesman for publicity.
Serving as Medical Advisor for all clinical trials.
Encouraging and selecting highly competent successful principal investigators for our trials.
To use my personal knowledge and relationship with these investigators.
Making certain that our budgets are incentivized in a manner which provides the greatest value to the company in terms of time to complete projects.
To represent company at investigators meeting as required medical writing and medical review as required.
Be available for consultation with the rest of the team as required.
Constantly review the old B12 literature as well as maintain the most updated information, including studies of immune related disorders, other than allergy, atopy or asthma.
Help with the development of a migraine study. Any actual work involving subjects on a migraine study will fall under a separate agreement.
Help with the development of a bioavailability study. Any actual work involving subjects on a bioavailability study will fall under a separate agreement.

2. COMPENSATION.
In consideration for performing the above “Responsibilities”, Cobalis Corp. agrees to provide Dr. Mansfield with the following compensation (hereinafter “Compensation”) beginning in October 1, 2005 and ending September 30, 2006.

2.1 A payment of two thousand five hundred US dollars ($2500) per month, payable on the 1st day of each month.

2.2 One hundred thousand (100,000) warrants in Cobalis (CLSC) with a strike price of $1.75 and exercisable for seven (7) years of signing this Agreement.

2.3 The ability to exercise Consultant’s options 12 months from the date of signing Agreement.

2.4 It is agreed to by both parties that if payment described in 2.1 above is missed to Mansfield on two (2) consecutive months, Dr. Mansfield will no longer required to continue with his Responsibilities until the monies due are paid, and that Dr. Mansfield can and will seek redress until resolution.

2.5 The Company agrees to reimburse Consultant for reasonable travel expenses, subject to prior written approval, should the Consultant travel on behalf of the Company, for example to FDA, drug companies or study sites, such expenses to include airfare, hotel, car rental and meals.

2.6 Both parties agree that if the average time to perform the Responsibilities increases in an unforeseen way, Dr. Mansfield may request in writing additional payments to hire clinical support for the practice and for other Responsibilities, and that the Company will honor such reasonable requests.

2.7 Thirty thousand (30,000) shares in Cobalis (CLSC) issued within thirty days of signing this Agreement. These 30,000 shares will have piggy-back rights on the next registration filed by Cobalis.

2.8 Twenty five thousand (25,000) shares in Cobalis (CLSC) issued within thirty days of signing this Agreement to satisfy all remaining monies and fees due Mansfield from the Agreement dated August 24, 2004. These 25,000 shares will have piggy-back rights on the next registration filed by Cobalis.

3. RELATIONSHIP OF PARTIES.
It is understood by the parties that Consultant is an independent contractor with respect to Company, and not an employee of Company. Company will not provide fringe benefits, including health insurance, paid vacation, or any other employee benefit.

4. EMPLOYEES.
Consultant’s employees, if any, who perform services for Company under this Agreement shall also be bound by the provisions of this Agreement. Any such employees shall be employees of consultant only, and not employed by Cobalis Corp.

5. ASSIGNMENT.
Consultant’s obligations this Agreement may not be assigned or transferred to any other person or firm, or corporation without the prior written consent of Company.

6. ENTIRE AGREEMENT.
This Agreement contains the entire agreement of the parties and there are no promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties. It is understood by both parties that the options and shares described in above are in addition to the all other options and shares already owned by or promised to Mansfield under previous agreements.

7. AMENDMENT.
This Agreement may be modified or amended if the amendment is made in writing and signed by both parties.

8. SEVERABILITY.
If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

9. APPLICABLE LAW.
This Agreement shall be governed by the laws of the State of Nevada.

10. TERMINATION.
This Consulting Agreement can be terminated at any time with 60 days written notice by either party without statement of cause.

Agreed to on November 8, 2005 by party receiving services and Responsibilities:

/s/ Chas Radovich
Chas Radovich, CEO Cobalis Corp.

Agreed to on November 8, 2005 by party providing services and Responsibilities:

/s/ Lyndon E. Mansfield, MD
Lyndon E. Mansfield, MD

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